

Mail Stop 3720

July 19, 2006

Mr. Robin Smyth
Chief Financial Officer
Roo Group, Inc.
228 East 45th Street
8th Floor
New York, NY 10017

      Re: **Roo Group, Inc**
              Form 10-KSB for the Fiscal Year Ended December 31, 2005
              Filed April 17, 2006

              Form 10-Q for the Fiscal Quarter Ended March 31, 2006
              File No. 0-25659

Dear Mr. Smyth:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 5 Acquisitions, page F-13

1. Please tell us in sufficient detail, how you accounted for the shares underlying the "Variance Guarantee" associated with your acquisition of Reality Group, as described on page F-14 of your Form 10-K.

Note 11 Callable Secured Convertible Notes, page F-20

2. We note that you issued warrants in connection with your callable secured convertible notes and private placements of your common stock. In this regard, it appears that you have entered into registration rights agreements that require you to file registration statements that are declared effective by the SEC and to keep the registration statements continuously effective for a preset time period, or else you are required to pay a liquidated damages with no cap on the maximum penalty that could be incurred. We note that the EITF recently deliberated the impact of these liquidated damage clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19." The EITF has not yet reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreements and in considering whether you are required to classify the warrants as liabilities or equity under EITF 00-19.

Form 10-Q for the Quarter Ended March 31, 2006

Condensed Consolidated Balance Sheet

3. We note that goodwill decreased by 44% from December 31, 2005. However, there is no mention of this material change in your filing. Please tell us in sufficient detail, the nature of the change to goodwill, and how you complied with the disclosure requirements of paragraph 45(c) of SFAS No. 142.

4. Please disclose your goodwill accounting policy under SFAS 142. Also, tell us how why you believe your goodwill is recoverable, considering the significant decline in your stock price as well as recurring losses from operations and negative cash flows from operations. Further, tell us if you also tested goodwill for impairment as required by paragraph 28 of SFAS No. 142.

Note 3 Acquisitions, page 7

5.   Please tell us in sufficient detail how you accounted for the buyback option effected 1/1/06 where you returned 29% of Reality Group to its owners. In your response, please refer to the accounting literature that you relied upon in your determination.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

6.   You state that operating expenses increased by $534,000 due to increasing costs associated with increased revenue generation. However, in the preceding paragraph, you attribute the increase in revenue to acquisitions, with no mention of organic growth. Please revise to clarify in future filings.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

  You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

           Sincerely,

           /s/ Larry Spirgel
           Assistant Director